Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

30 August 2017

PRIMA BIOMED AND MONASH UNIVERSITY RECEIVE

FUNDING GRANT FOR LAG-3 RESEARCH PROJECT

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announces that the Australian Research Council (ARC) has awarded Prima and research partner Monash University a A$360,000 grant under its Linkage Project scheme to help fund a research project into the role of LAG-3 in immune responses.

In collaboration with Prima, Monash University’s Biomedicine Discovery Institute (BDI) Chief Investigator, Professor Jamie Rossjohn will conduct the study titled ‘Investigating the structure of a T cell immune checkpoint molecule’. It will assess T cell receptors and their role in the immune system and provide insights into the LAG-3 function and how it controls T cell signalling. The study could ultimately lead to the development of new innovative T cell immunomodulatory agents. ARC Laureate Fellow and Head of the Infection and Immunity Program at the Monash BDI, Professor Jamie Rossjohn, said: “This funding shows huge support for immunotherapeutics. Our proposal is innovative in combining state-of-the-art technology that will be fully integrated with the ground breaking work of Dr Triebel, the leading authority in LAG-3 biology. This will help us to further understand the way that LAG-3 controls T cell signalling, which is important for both cancer and autoimmunity.”

Prima’s Chief Scientific and Medical Officer, Dr Frederic Triebel, also welcomed the grant and said: “Working alongside one of the leading international groups in structural immunology, we are seeking to determine for the first time how LAG-3 binds with MHC class II and how this interaction is disrupted by the blocking antibodies presently tested as immune checkpoint inhibitors for cancer patients in clinical trials.”

The study will be conducted over a three year period. Professor Rossjohn will have overall oversight of the project and will be responsible for resources management of the grant. As the leading authority on LAG-3, Dr Triebel will provide his expertise and facilitate access to relevant LAG-3 specific constructs, reagents, mAb directed against LAG-3. Prima will also make a small additional cash contribution towards the study and provide staff and materials.

About the Monash Biomedicine Discovery Institute

Committed to making the discoveries that will relieve the future burden of disease, the newly established Monash Biomedicine Discovery Institute at Monash University brings together more than 120 internationally-renowned research teams. The research teams are supported by world-class technology and infrastructure, and partner with industry, clinicians and researchers internationally to enhance lives through discovery.

Professor Jamie Rossjohn FAA FLSW FMedSci

Professor Jamie Rossjohn is an Australian Research Council Laureate Fellow at Monash Biomedicine Discovery Institute, Monash University and Professor in Structural Immunology at Cardiff University. Professor Rossjohn is recognized for his contributions to understanding molecular bases of immunity.

Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com